AETHER HOLDINGS INC.

1441 Broadway, 30th Floor

New York, New York 10018

April 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aliya Ishmukhamedova
Jeff Kauten
Claire DeLabar
Robert Littlepage

Re:	Aether Holdings, Inc.
Registration Statement on Form S-1
Initially filed December 30, 2024, as amended
File No. 333-284081

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aether Holdings, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, April 9, 2025 (the “Effective Time”). The Company hereby grants to each of Richard I. Anslow, Esq. and Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ Nicolas Lin
Nicolas Lin
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP